Exhibit (b)(1)(B)

Abacus Finance Group, LLC 335 Madison Avenue, 23rd Floor New York, NY 10017 www.abacusfinance.com

CONFIDENTIAL

November 24, 2017

Altus Capital Partners

10 Westport Road, Suite C204

Wilton, CT 06897

Attention:	Gregory L. Greenberg Heidi Goldstein Joshua M. Tesoriero

Re:	Commitment Letter for Financing

Dear Heidi and Josh:

Abacus Finance Group, LLC (“Abacus”) has approved the terms of an $18,000,000 senior secured credit facility, to consist of a $3,000,000 revolving credit facility and a $15,000,000 term loan facility (collectively, the “Credit Facility”), and is pleased to offer its commitment to underwrite the entire $18,000,000 of the Credit Facility upon the general terms and conditions outlined in the summary of terms (the “Term Sheet”) attached to this commitment letter (including the Term Sheet, this “Commitment Letter”). This commitment is based upon our understanding of the transaction described in the Term Sheet and upon the information that you have provided to us. The Credit Facility would be used to provide financing to a newly-formed Delaware entity (the “Borrower”) controlled by Altus Capital Partners and its affiliates (the “Sponsor”) for (i) the acquisition by the Borrower of all of the equity interests of MGC Diagnostics Corporation (Minnesota corporation) (the “Target”) from the Target’s existing shareholders pursuant to a tender offer (the “Tender Offer”) and back-end merger (the “Merger”) (which may also include the exercise of a top-up option (the “Top-Up Option”) by the Borrower, (ii) the refinancing of certain outstanding indebtedness of Target, (iii) ongoing working capital needs, and (iv) expenses relating to the Credit Facility and the transactions referenced above.

We understand that Sponsor will invest approximately $22,400,000 into a newly created holding company (“Holdings”), which will contribute such investment to the Borrower to permit the Borrower to consummate the transaction referenced above. We understand that the transaction would include an equity investment of at least 45% of the total capital structure of the Target (which shall include the equity, $9,800,000 of subordinated indebtedness as outlined in the Term Sheet (the “Subordinated Indebtedness”), any shareholder loans, and the amount of the Credit Facility drawn on the date of completion of the Tender Offer other than the unfunded Revolving Facility). The equity may include up to $1,000,000 from investment by management through a cash contribution or rollover of existing equity, and approximately $2,000,000 of common equity invested by Greyrock Capital Group, LLC (“Greyrock Capital “).

Abacus will underwrite the entire $18,000,000 of the Credit Facility, and serve as the administrative agent and the sole lead arranger and underwriter.

It is agreed that Abacus will act as the sole and exclusive administrative agent, lead arranger and bookrunner for the Credit Facility. You agree that, except as expressly provided for in this Commitment Letter, or the fee letter dated as of the date hereof between you and Abacus (the “Fee Letter”), no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and Fee Letter) will be paid in connection with the Credit Facility or to any other Lender participating in the Credit Facility, unless you and we shall so agree.

As consideration for Abacus’s commitment hereunder, you and the Borrower agree, jointly and severally, to pay to Abacus the nonrefundable fees set forth in the Term Sheet and in the Fee Letter.

It is expressly understood and agreed that Abacus’s commitment in respect of the Credit Facility is subject to your agreements and representations set forth herein and in the Fee Letter.

Abacus’s commitment hereunder is further subject to all of the conditions set forth or referred to in the Term Sheet, including without limitation those set forth under the caption “Conditions to Funding”.

In addition, from and after your acceptance of this Commitment Letter, you agree that there shall be no competing offer, placement or arrangement of any senior credit financing or similar debt securities by or on behalf of the Borrower or Holdings, or any affiliate thereof.

By your acceptance of this Commitment Letter, you agree to pay all reasonable and documented costs and expenses incurred by Abacus in connection with due diligence and analysis, examination and appraisals, environmental analysis, documentation, negotiation, syndication and closing of the Credit Facility including, but not limited to, per diem charges of auditors, appraisers and consultants, legal fees and disbursements of counsel, and other reasonable out-of-pocket expenses incurred by Abacus (the “Expenses”), whether or not the proposed Credit Facility closes; provided, that, notwithstanding anything contained herein, effective upon the closing of the Credit Facility (the “Closing Date”) pursuant to definitive financing documentation, any obligations of the Sponsor set forth herein to reimburse Abacus for any and all Expenses, as well as all indemnification obligations of the Sponsor hereunder, shall terminate and shall become the sole obligations of the Borrower and the Guarantors.

The Term Sheet is intended to be indicative of the principal terms of the Credit Facility and does not purport to specify all of the terms, conditions, representations and warranties, covenants and other provisions that will be contained in the final loan documents for the Credit Facility, provided that any additional terms, conditions, representations, warranties, covenants and other provisions will not substantially change or alter the terms of this Commitment Letter.

Abacus is delivering this Commitment Letter to you in reliance upon the accuracy of all written information furnished to Abacus by you or on your behalf, and subject to our not becoming aware after the date hereof of any information or other matters affecting the Borrower, the Target or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof.

This Commitment Letter is delivered to you with the understanding that you will not disclose the contents of this Commitment Letter or Abacus’s involvement or interest in providing financing for the proposed transaction to any third party (including, without limitation, any financial institution or intermediary) without Abacus’s prior written consent, other than to the board of directors and executive officers of the Target, providers of subordinated debt, governmental and regulatory authorities and your advisors and officers, in each case on a need-to-know basis or except as required by law, including the

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rules of the United States Securities and Exchange Commission. You agree to inform all such persons who receive information concerning Abacus or this commitment that such information is confidential and may not be disclosed to any other person. Abacus reserves the right to review and approve, in advance, all materials, press releases, advertisements and disclosures that you or your affiliates prepare that contain Abacus’s name or describe Abacus’s financing commitment.

By executing this Commitment Letter, you agree, whether or not Abacus closes the proposed Credit Facility, to indemnify Abacus, each other Lender involved in the Credit Facility, and their respective affiliates, and their respective directors, officers, employees, agents, auditors, accountants, consultants and counsel (each, an “Indemnitee”) from, and hold each of them harmless against, any and all losses, liabilities, claims, actions, suits, proceedings, damages or expenses including amounts paid in settlement, legal fees and defense costs, incurred by any of them arising out of or by reason of any environmental matters or any investigation, litigation or other proceeding brought or threatened relating to any loan made or proposed to be made hereunder or otherwise relating to the Acquisition or the transactions contemplated hereby, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, liabilities, claims, actions, suits, proceedings, damages or expenses (a) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (b) result from a claim brought by the Borrower or the Sponsor against an Indemnitee for breach in bad faith of such Indemnitee’s material obligations hereunder, if the Borrower or the Sponsor, as applicable, has obtained a final and non-appealable judgment in its favor on such claim as determined by a court of competent jurisdiction. You agree that in any action arising in connection with this letter or any transaction contemplated hereby the only damages that may be sought from Abacus, its affiliates, each other Lender or any Indemnitee are those actual damages which are direct and reasonably foreseeable as the probable result of any breach hereof and that any right to indirect, special, exemplary, consequential, or punitive damages or lost anticipated profits is hereby expressly waived.

You and Abacus hereby expressly waive any right to trial by jury of any claim, demand, action or cause of action arising in connection with this Commitment Letter or the Fee Letter, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contract, tort or otherwise. You and Abacus consent and agree that the state or federal courts located in the Borough of Manhattan, New York County, State of New York, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, any transaction relating hereto, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters. You and Abacus expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection which either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

This Commitment Letter is governed by and shall be construed in accordance with the laws of the State of New York applicable to contracts made and performed in that State.

On behalf of yourself and the Borrower, you acknowledge and agree that Abacus may provide to industry trade organizations information with respect to the Credit Facility that is necessary and customary for inclusion in league table measurements.

You hereby authorize Abacus, at its sole expense, but without any prior approval by you or the Borrower, to publish such tombstones and give such other publicity to the Credit Facility as it may from time to time determine in its sole discretion. The foregoing authorization shall remain in effect unless the Sponsor or Borrower notifies Abacus in writing that such authorization is revoked.

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This Commitment Letter and the Fee Letter supersedes all prior discussions, writings, indications of interest and proposals with respect to the Credit Facility previously delivered to you or your affiliates by Abacus or any of its affiliates. Unless extended in writing by Abacus, in its sole discretion, the commitment contained herein shall expire and terminate upon the first to occur of: (a) 5:00 p.m., EST on November 30, 2017, unless you shall have executed and delivered a copy of this Commitment Letter and the Fee Letter to the attention of the undersigned prior to that date and time; and (b) 5:00 p.m. EST on February 1, 2018, unless the transactions contemplated and described by this Commitment Letter are consummated on or before that date and time pursuant to definitive financing documentation signed by Abacus. Upon expiration of the commitment contained herein, Abacus and their affiliates shall have no liability or obligation hereunder. The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter (and other obligations to pay any fees, costs or expenses provided for herein or in any other agreements entered into between you and Abacus) shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or Abacus’s commitment hereunder.

We appreciate the opportunity you have given us to deliver a financing commitment and look forward to working with you.

Sincerely,
Abacus Finance Group, LLC

By:	/s/ McKeever

Name:	Sean McKeever
Its Duly Authorized Signatory
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Accepted and Agreed to as of November 25, 2017:

Altus Capital Partners II, L.P.

By:	Altus Management II, LLC

	By:	/s/ Heidi Goldstein

	Name:	Heidi Goldstein

	Title:	Partner
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CONFIDENTIAL

MGC Diagnostics Corporation SUMMARY OF TERMS AND CONDITIONS

$18,000,000 SENIOR SECURED CREDIT FACILITIES

November 24, 2017

Borrower:	MGC Diagnostics Corporation (the “Target”) or a newly-created, wholly owned subsidiary of Holdings (the “Borrower”) which will acquire and own all of the equity interests of the Target pursuant to the Tender Offer, Top-Up Option (if needed) and Merger (collectively sometimes referred to herein as the “Transaction”)

Holdings:	A holding company (“Holdings”) shall be formed to own 100% of the Borrower’s equity interests. Holdings will be a single purpose entity whose only material business will be to hold its equity position in Borrower.

Guarantors:	Holdings and each of Borrower’s present and future direct and indirect domestic subsidiaries and, to the extent no material adverse tax consequences would result therefrom, foreign subsidiaries (collectively, the “Guarantors” and together with the Borrower, the “Loan Parties”) shall unconditionally guarantee Borrower’s obligations under the Facilities and under any cash management and hedging arrangements entered into with Agent or its affiliate or, if approved by Agent, any Lender or its affiliate. All guaranties will be guaranties of payment and not of collection.

Sponsor:	Altus Capital Partners and certain of its affiliates (the “Sponsor”)

Sole Lead Arranger:	Abacus Finance Group, LLC (“Abacus”)

Administrative Agent:	Abacus Finance Group, LLC (in such capacity, the “Agent”)

Lenders:	Abacus and, solely to the extent requested by Sponsor, such other financial institutions as are acceptable to Abacus and Sponsor.

Senior Secured Credit Facilities:

$18,000,000 senior secured credit facilities consisting of:

●     revolving credit facility in an amount up to $3,000,000 (the “Revolving Credit Facility”) with up to $0 of revolving loans (“Revolving Loans”) thereunder expected to be funded on the Closing Date; and

●     $15,000,000 term loan (the “Term Loan”, together with the Revolving Credit Facility, collectively, the “Facilities”). The Term Loan and Revolving Loans are, collectively, referred to as the “Loans”.

Use of Proceeds:	To provide funds (i) to finance part of the total consideration for the
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Transaction, (ii) for working capital and general corporate/limited liability company purposes and (iii) to pay certain fees and expenses associated with the closing of the Facilities and the Transaction.

Maturity:	Five (5) years from the Closing Date.

Term Loan Amortization:	The Term Loan will be advanced in one draw on the Closing Date. The principal balance of the Term Loan shall be repayable in quarterly installments commencing on the last day of the first full fiscal quarter after the Closing Date in accordance with the following amortization schedule. The final installment shall equal the entire remaining principal balance of the Term Loan and will be due and payable in full at Maturity.

Loan Year	% of Term Loan Annual Amortization
1	1.0%

2	1.0%

3	1.0%

4	1.0%

5	1.0%

Principal payments of the Term Loan during the final loan year shall consist of three (3) equal payments based on the above, with all outstanding principal amounts due and payable under the Term Loan repaid on the maturity date of the Term Loan.

Amounts repaid on Term Loan may not be reborrowed.

Interest:

Interest shall be payable on the daily outstanding principal balance of all loans initially at a daily fluctuating rate per annum equal to the “Base Rate” plus the “Applicable Margin” set forth below. After the Closing Date, Borrower will also be entitled to request, upon three business days prior notice, that all or a portion of the outstanding principal balance of the Loans bear interest at a per annum rate equal to “LIBOR” plus the “Applicable Margin” set forth below.

Interest on Base Rate loans shall be payable quarterly in arrears. When selecting the LIBOR option, Borrower will be entitled to choose one, two, three, six or, subject to availability, in Agent’s and the Lenders’ discretion, twelve month interest periods; provided, that no more than five interest periods may be in effect at any one time. Interest on LIBOR loans shall be payable in arrears on the last day of each interest period, and at the end of three months for any interest period that is longer than three months. In the event Borrower repays any LIBOR loan on a day other than the last day of an interest period for such loan or fails to borrow a requested LIBOR loan on the date funding was

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requested, Borrower will be required to pay a customary LIBOR breakage fee to the Lenders.

All LIBOR interest will be calculated based on a 360-day year and all Base Rate interest will be calculated on a 365/366-day year, in each case based on actual days elapsed. “Base Rate” means a daily fluctuating rate per annum equal to the highest of (i) 3.25%, (ii) Abacus’s internal “base rate”, (iii) the Federal Funds Rate on such day plus 50 basis points, and (iv) the daily floating rate LIBOR (for a one-month term) on such day plus 1.00%. “LIBOR” means, for each interest period, a rate per annum equal to the higher of (i) 1.00% and (ii) the London Interbank Offered Rate quoted by ICE Benchmark Administration or any successor administrator of the London Interbank Offered Rate, as published by Reuters (or if not available from Reuters, as published by any other commercially available source publishing quotations of LIBOR as designated by Agent) at approximately 11:00 a.m. London time two business days prior to the commencement of such interest period, for Dollar deposits (for delivery on the first day of such interest period) with a term equivalent to such interest period, as adjusted for reserve requirements. The definitions of “Base Rate” and “LIBOR” have been abbreviated and the Facilities documentation will set forth appropriate detail describing the exact method of calculation and relevant customary reserve requirements. The Facilities documentation will contain customary LIBOR breakage and yield indemnification provisions, customary LIBOR borrowing mechanics and other customary LIBOR definitions.

Default Rate:	The Applicable Margins may be increased by up to 2.0% and the availability of the LIBOR option shall be suspended, in each case during the continuance of an event of default.

Applicable Margins:	The “Applicable Margin” (on a per annum basis) for each type of loan and for purposes of calculating certain fees will be as set forth in the table below:

Senior Leverage Ratio	Applicable LIBOR Margin (for both Revolving Loans and Term Loans):	Applicable Base Rate Margin (for both Revolving Loans and Term Loans):
≥ 2.25 : 1.00 *	5.25%*	4.25%
< 2.25 : 1.00	5.00%	4.00%

*Note: Borrower will be locked-in to this rate for a minimum of 12 months regardless of total leverage ratio

Fees:	In addition to (but without duplication of) any fees or other amounts payable to the Agent and Lenders under the terms of this letter and any deposits paid to Abacus pursuant thereto or pursuant to any other agreement, Sponsor or Borrower agrees to pay to the Agent the fees and expenses outlined in the Fee Letter.

Unused Fee:	A nonrefundable fee of 0.50% per annum of the average daily balance
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of the unused portion of the Revolving Credit Facility will be due and payable quarterly in arrears.

Expenses:	Borrower agrees to pay (in addition to all other reasonable and documented fees and expenses provided for herein) on the Closing Date, or immediately in the event the transaction contemplated herein is terminated, all reasonable and documented external legal and out-of-pocket expenses reasonably incurred by Agent up until that time, including but not limited to all reasonable and documented external legal and out-of-pocket expenses relating to the failure of Borrower to comply with its reimbursement obligations in this section. In addition, Borrower agrees to pay annual out-of-pocket transactional expenses of Agent, if any.

Prepayment Requirements/Commitment Reductions:

In addition to the scheduled payments on the Facilities described above, Borrower will be required to make an annual prepayment in an amount equal to 50% of its “excess cash flow” (to be defined in the Facilities documentation). The first excess cash flow repayment will be calculated based on Borrower’s fiscal year ending October 31, 2018. In addition, Borrower will be required to make prepayments with the proceeds generated by Borrower or any of Borrower’s subsidiaries resulting (a) from the disposition of assets (other than the sale of inventory in the ordinary course of business, sales of worn out or obsolete equipment and other customary exceptions to be mutually agreed), condemnation settlements and insurance settlements from casualty losses (in each case subject to 180 day reinvestment provisions set forth in the Facilities documentation), (b) from the issuance or sale of any equity (subject to customary exceptions) or the incurrence of any debt (other than permitted debt), and (c) from extraordinary receipts above a threshold amount to be agreed upon in the Facilities documentation , and (d) from the payment under or proceeds of the key person life insurance policies.

Voluntary prepayments of loans under the Facilities will be permitted at any time (without premium or penalty).

All mandatory prepayments shall be applied, first, to prepay the outstanding Term Loans, in inverse order of maturity, and second to prepay the outstanding Revolving Loans, without any reduction in the Revolving Credit Facility commitment; provided that Borrower pays a LIBOR breakage fee in connection with any voluntary prepayments of LIBOR Loans made on a date other than the last day of an interest period.

All voluntary prepayments shall be applied, first, to prepay scheduled amortization of the Term Loans for the next four quarters, and second to prepay the outstanding Term Loans, in inverse order of maturity

Collateral:	Borrower’s obligations under the Facilities and under any cash management and hedging arrangements entered into with Agent or its affiliate or, if approved by Agent, any Lender or its affiliate, shall be
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secured by first priority perfected security interests in all existing and after-acquired personal property and, if requested by Agent or the Required Lenders, real property of Holdings, Borrower and the Guarantors (the “Collateral”), including all inventory, accounts, equipment, fixtures, chattel paper, patents, trademarks, copyrights, documents, instruments, deposit accounts, cash and cash equivalents, investment property, general intangibles, supporting obligations, letter of credit rights, commercial tort claims, insurance policies, and other personal property of Borrower and the Guarantors, and all substitutions, accessions, products and proceeds of such property. In addition, all of the outstanding equity interests of Borrower and its direct or indirect subsidiaries (limited, in the case of foreign subsidiaries, to a pledge of 66% of the voting equity interests of each such first-tier foreign subsidiary to the extent the pledge of any greater percentage would result in material adverse tax consequences) will be pledged to secure such obligations and Agent shall have a first priority perfected lien and security interest in all property described above. In addition, Holdings will provide a full recourse pledge of all equity interests in Borrower as more fully described under the “Pledgor” heading above.

The Collateral will be free and clear of other liens, claims, and encumbrances, except customary permitted liens and encumbrances acceptable to Agent (to be set forth in the Facilities documentation).

Agent’s liens and security interests shall be evidenced by documentation reasonably satisfactory to Agent, including search results, collateral releases from prior lenders, landlord, mortgagee and bailee waivers (if such landlord, mortgagee and bailee waivers can be obtained by Borrower’s exercise of commercially reasonable efforts), and in the case of real estate collateral, mortgages/deeds of trust and title insurance policies (supported by surveys to the extent reasonably requested by Agent) in amount, form and from an issuer reasonably satisfactory to Agent. All obligations under the Facilities shall be cross-collateralized with each other and with Collateral provided by Borrower or any Guarantor.

The ownership, capital, corporate, tax, organizational and legal structure of Borrower and Borrower’s subsidiaries shall be acceptable to Agent and the Lenders and shall optimize their rights as senior secured creditors of Borrower and Borrower’s subsidiaries to enforce their claims against the Loan Parties and the Collateral.

Equity Co-Investment:	Opportunity to invest up to $500,000 on the same terms and conditions as the Sponsor.
Insurance:	Agent shall have received policies or binders for (or certificates or other satisfactory evidence of) property and casualty, liability, key man life (a minimum $1,500,000 on Todd Austin, and any successor CEO, to be collaterally assigned to the Agent), business interruption (to the extent assignable to Agent by Borrower’s exercise of commercially reasonable efforts) and other insurance satisfying the requirements of the Facilities
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documentation with appropriate endorsements or assignments naming Agent as lender’s loss payee, assignee, mortgagee or additional insured, as appropriate.

Cash Management:	Cash management system reasonably acceptable to Agent. Agent will require deposit account control agreements for all deposit accounts of Borrower and the Guarantors not maintained at an affiliate of Abacus Finance Group, LLC (subject to reasonable exceptions to be agreed).

Equity Structure:	Holdings shall be capitalized with no less than $22,400,000 of the total capital structure in the form of common and/or preferred stock by Sponsor, key management and/or third party investors, with Sponsor being the controlling shareholder on a fully-diluted basis, with Holdings then contributing such amounts to the Borrower. In addition, Greyrock Capital, the holder of the subordinated indebtedness referred to below, will be investing in $2,000,000 of Holdings’ common stock, with Holdings then contributing such amounts to the Borrower. Investments in the equity of Holdings will be made upon terms reasonably acceptable to Agent and the Lenders.

Subordinated Indebtedness:	Borrower shall be capitalized with at least, and not more than, $9,800,000 of unsecured subordinated indebtedness from Greyrock Capital (of which Tranche A will be in the amount of $6,800,000 and Tranche B will be in the amount of $3,000,000 at 15% PIK). Such Subordinated Indebtedness shall be on terms approved by Agent and the Lenders and the holders thereof shall have entered into a subordination and intercreditor agreement on terms satisfactory to Agent and the Lenders including, without limitation, remedies standstill provisions and payment blockage rights tied to defaults under the Facilities documentation.
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Documentation:

Documentation evidencing the Facilities contemplated herein shall be satisfactory to Agent and the Lenders in all respects and contains such conditions (including those described below), representations and warranties, affirmative and negative covenants, reporting covenants, financial covenants, expense reimbursement and indemnification provisions, yield protection mechanisms, events of default and remedies as are customary for senior secured credit facilities of the type described herein. All obligations under the Facilities will be cross-defaulted to each other and to all other material indebtedness of Borrower or any of its subsidiaries.

It is anticipated that the financial covenants will include, but not be limited to, the following:

●    minimum fixed charge coverage ratio

●    maximum senior leverage ratio

●    maximum total leverage ratio

●    maximum capital expenditures

●    financial covenants will be set at a ~25% cushion to a management projection plan acceptable to Agent for the Facilities, provided that the cushion will not apply to closing senior and total leverage ratios.

It is anticipated that the negative covenants will include, but not be limited to, limitations on (i) indebtedness (including contingent obligations); (ii) liens; (iii) mergers and consolidations; (iv) asset sales; (v) dividends and distributions, redemptions and repurchases of equity interests and other restricted payments (provided payment of management fees will be permitted); (vi) loans and investments; (vii) transactions with affiliates; (viii) burdensome agreements; (ix) modifications to organizational documents and material agreements; (x) use of proceeds; (xi) line of business changes; (xii) fiscal year changes; (xiii) sanctions and anti-corruption laws; and (xiv) margin stock.

It is anticipated that the affirmative covenants will include, but not be limited to, (i) delivery of financial statements and reports, monthly availability certificate, management reports, projections, certificates and other information; (ii) delivery of notices of default and other material events; (iii) maintenance of books and records; (iv) inspection rights; (v) maintenance of property; (vi) maintenance of insurance; (vii) compliance with laws; (viii) payment of taxes and liabilities; (ix) maintenance of existence; (x) employee benefit plans; (xi) environmental matters; and (xii) further assurances.

It is anticipated that events of default will include, but not be limited to,

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the following:

●     payment

●     material inaccuracy of representations and warranties

●     breach of covenants

●     cross-default

●     bankruptcy or insolvency

●     judgments, orders or decrees

●     pension plans

●     invalidity or contest of loan documents

●     invalidity of perfection or priority of liens

●     invalidity or contest of subordination provisions

●     change of control

Equity Cure:	The Credit Documentation shall include a customary equity cure provision to cure any financial covenant default, pursuant to which Holdings may issue equity interests (other than disqualified preferred equity) and contribute the cash proceeds thereof to the Borrower to be included in the calculation of EBITDA (in an amount not to exceed the amount needed to cure such default) for purposes of determining compliance with the financial covenants as of the last day of any fiscal quarter, with such cash proceeds to be used to pay down the Term Loans. The exercise of the equity cure shall be subject to customary and reasonable restrictions and conditions to be mutually agreed and specified in the Credit Documentation including that Borrower shall be limited to no more than two cures during any period of four consecutive fiscal quarters, no more than two consecutive cures, and no more than four cures during the term of the Senior Secured Credit Facilities.

Conditions to Funding:

The documentation will contain conditions to closing and funding as are customary for facilities of the type described herein. All extensions of credit under the Facilities will be subject to the continuing accuracy in all material respects (unless already qualified by concepts of materiality) of representations and warranties, the absence of defaults and events of default, and pro forma compliance with the fixed charge coverage ratio and senior and total leverage covenants (calculated based on debt as of the borrowing date and EBITDA for the most recently ended 12-month period for which financial statements are available).

It is anticipated that the conditions to the closing and initial funding of the Loans will include, but not be limited to, the following, each of

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which must be in form and substance satisfactory to Agent:

●    Execution and delivery of definitive loan documentation for the Facilities.

●    Agent shall have received a Solvency Certificate showing that Target, Holdings, Borrower and each Subsidiary of Borrower are solvent (to be defined in the Facilities documentation) after the incurrence of all indebtedness and the consummation of the Transaction and all other transactions to occur on the Closing Date.

●    All third-party and regulatory approvals and consents necessary to consummate the proposed transactions shall have been obtained and shall be final and non-appealable. Agent shall have received such resolutions, consents, certificates, legal opinions and other documents as it shall have reasonably requested with respect to the execution and delivery of the Facilities documentation, the related transactions and performance of the obligations created thereunder.

●    No event or condition has occurred or could reasonably be expected to occur that resulted or would result in a “Material Adverse Effect”.

Prior to the Closing (including the closing of the Transaction), “Material Adverse Effect” shall have the meaning specified in the Merger Agreement (as in effect on the date hereof and previously delivered to the Agent).

Effective upon and after the Closing, “Material Adverse Effect” means (i) a material adverse change in, or a material adverse effect on, the financial condition, operations, assets, properties or business of the Target, or of Holdings, Borrower and Borrower’s subsidiaries taken as a whole, (ii) a material impairment of the ability of Borrower or any Guarantor to perform any of its obligations under any loan document or (iii) a material adverse effect upon any substantial portion of the Collateral (including contracts) under the collateral documents or upon the legality, validity, binding effect or enforceability against Borrower or any Guarantor of any loan document.

●    The Tender Offer shall have been completed for at least a majority of the equity interests of the Target; the Top-Up Option shall have been exercised and closed immediately following the consummation of the Tender Offer in an amount sufficient to permit a short-form merger under Minnesota law; and the merger shall have been completed immediately following the closing of the Top-Up Option, in each case to

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the satisfaction of the Agent.

●    Borrower shall have a minimum twelve month Adjusted EBITDA of not less than $5,450,000 as at October 31, 2017, including such add-backs and other adjustments as are reasonably acceptable to Agent (“Adjusted EBITDA”). Since October 31, 2017, no changes shall have occurred in Borrower’s performance, financial condition, operations, cash flow or EBITDA, except for seasonal changes consistent with past practices and operations that do not individually or in the aggregate result in a “Material Adverse Effect”.

●    Unsecured subordinated debt of the Borrower of not more than $9,800,000 to be consummated and funded by Greyrock Capital on the Closing Date, with such terms and conditions as are satisfactory to the Agent, and the holders thereof shall have entered into an intercreditor agreement on terms satisfactory to Agent including, without limitation, remedies standstill provisions and payment blockage rights tied to defaults under the Facilities documentation.

●    Total indebtedness of Borrower on a consolidated basis (including the Facilities and after giving effect thereto) on the Closing Date not to exceed $21,800,000 (excluding Greyrock Capital’s Tranche B subordinated debt). The ratio of senior indebtedness (including contingent liabilities of $447,000 which may result from the pending Medi Soft SA vs. Guy Martinot litigation) to Adjusted EBITDA shall be less than 2.8x, and the ratio of total indebtedness (excluding Greyrock Capital’s Tranche B subordinated debt, but including contingent liabilities of $447,000 which may result from the pending Medi Soft SA vs. Guy Martinot litigation) to Adjusted EBITDA shall be less than 4.0 x as of the closing and after giving effect thereto.

Closing Date:	The date on which all conditions precedent to the closing and initial funding have been satisfied (the “Closing Date”).

Assignments/Participations:	The Lenders will have the right at any time after the Closing Date to sell and assign interests and sell participations under the Facilities in integral multiples of $1,000,000 to other financial institutions in accordance with customary terms, subject to the prior written consent of Agent and, so long as no default is continuing, Borrower (such consents (i) not to be unreasonably withheld, conditioned or delayed, (ii) not to be required in the event of an assignment to another Lender, a Lender’s affiliate, or an approved fund, and (iii) not to be required for participations).

Required Lenders:	Lenders having more than 50% of the commitments or outstandings, as appropriate, of all Lenders, subject to certain customary unanimous consent provisions as Agent may determine; provided, that in the event
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of two Lenders, Required Lenders shall mean unanimous consent.

Indemnification:	The Agent, the Lead Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the Facilities and the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent found in a final judgment by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the indemnified party).

Governing Law:	New York.

Agent’s Counsel:	Goulston & Storrs PC.

Confidentiality:	In issuing this proposal, Agent is relying on your assurances that, whether or not you decide to accept a proposal from Agent related to the transaction outlined herein, you will not disclose the terms and conditions contained herein to any other party (including, without limitation, other sources of financing) without Agent’s express prior written consent or as otherwise provided in the Commitment Letter.

Miscellaneous:	USA PATRIOT Act. Agent hereby notifies Borrower and the Guarantors that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies Borrower and any Guarantors, which information includes the name and address of Borrower and the Guarantors, organizational documents, and other information that will allow the Lenders to identify Borrower and the Guarantors in accordance with the Act. We may also ask to see the driver’s licenses or other identifying documents of the principals of Borrower and any Guarantors.
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